June 1, 2006

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-010

Attention:    H. Christopher Owings

Re:	The Neiman Marcus Group, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-133184)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby joins in the request of the Company that the effective date of the Registration Statement be accelerated so that the Registration Statement may become effective by 11:00 a.m. EST on Monday, June 5, 2006 or as soon thereafter as practicable.

Sincerely,

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Clarke Adams
Name:	Clarke Adams
Title:	Director